Exhibit 99.45

For Immediate Release:

HudBay Reports Fourth Quarter and Annual 2007 Results

— Record Annual Revenues and Continuing Solid Cash Flows —

2007 Highlights

•	Revenues grow 12% to a record $1,269.8 million

•	Operating cash flow[1] of $477.9 million increases cash position to $757.6 million at year end

•	Net earnings of $227.1 million or $1.79 per share

•	Cash cost per pound of zinc sold, net of by-product credits “negative” US$0.16

•	Record-setting 2007 zinc and copper metal production

•	Lalor Lake zinc discovery – conceptual estimate of a potential of 18-20 million tonnes at 7.7% to 8.8% zinc[2]

•	Share buy back program launched to repurchase up to 9.9 million common shares

•	Shareholder’s equity increases to $1.2 billion

Winnipeg, Manitoba – March 17, 2008 – HudBay Minerals Inc. (TSX:HBM) (HudBay or the Company) today released its fourth quarter and annual 2007 financial results highlighted by record annual revenues of more than $1.2 billion and annual operating cash flow of $477.9 million. Net earnings in 2007 were $227.1 million compared with $564.0 million in 2006. Increased production and higher realized US dollar metal prices in 2007 were more than offset by the effect of the significant appreciation in the Canadian dollar versus the U.S. dollar, increased operating costs, asset impairment charges and higher year over year tax expense, all of which contributed to lower year over year net earnings.

FINANCIAL HIGHLIGHTS

($000’s except per share amounts)	Three months ended Dec. 31		Twelve months ended Dec. 31
	2007	2006	2007	2006
Revenue	242,596	313,110	1,269,841	1,129,003
Earnings before tax	31,722	134,636	365,456	442,451
Net Earnings	28,459	165,788	227,139	563,991
Basic EPS[3]	0.22	1.32	1.79	5.32
EBITDA[4]	72,014	153,558	483,066	513,428
Operating cash flow[1]	83,809	148,508	477,890	490,797
Cash and cash equivalents[5]	757,574	385,864	757,574	385,864
Total Assets[5]	1,551,627	1,318,515	1,551,627	1,318,515

[1]	Operating cash flow excluding changes in non-cash working capital.
[2]

The estimate of potential tonnes and grade of the Lalor Lake potential mineral deposit are conceptual in nature. There has been insufficient exploration to define a mineral resource and it is uncertain if further exploration will result in the Lalor Lake deposit being delineated as a mineral resource. Further details are available in HudBay’s news release dated October 23, 2007.

[3]	Earnings per share
[4]	Earnings before interest, taxes, depreciation and amortization, loss/gain on derivative instruments, interest and other income, exploration, asset impairment losses and other.
[5]	At December 31st.

“Our operations delivered solid financial and operating performance again in 2007”, said Allen Palmiere, President & CEO. “HudBay has tremendous assets that include mines, exploration properties and people. We are well positioned to leverage these strengths to take advantage of strong metal prices and generate incremental long term value going forward.”

OPERATING HIGHLIGHTS

		Three months ended Dec. 31		Twelve months ended Dec. 31
		2007	2006	2007	2006
Production
Zinc[6]	tonnes	31,383	31,959	126,269	123,253
Copper	tonnes	23,194	23,194	89,995	88,225
Gold	troy oz.	26,222	28,143	102,587	97,952
Silver	troy oz.	385,698	342,963	1,446,738	1,344,927
Metal Sold[7]
Zinc[8]	tonnes	34,313	32,386	132,994	114,646
Copper	tonnes	18,558	19,901	87,003	79,395
Gold	troy oz.	18,680	22,112	96,847	82,921
Silver	troy oz.	247,077	295,545	1,270,791	1,195,142

Financial and Operating Results

The bracketed values that follow denote the comparative figures for the respective periods in 2006.

Earnings

Net earnings were $28.5 million in the fourth quarter, or $0.22 per share ($165.8 million, or $1.32 per share). The lower net earnings are primarily attributable to:

•	a negative effect from the appreciating Canadian dollar, estimated at $43.1 million;

•	higher tax expense, which increased by $34.4 million largely due to future tax expense recognized as the Company draws down its future tax asset;

•	lower revenues due to a lower average realized US$ zinc price, net of changes in prices and volumes of HudBay’s other metals;

•	asset impairment charges of $20.2 million;

•	higher depreciation and amortization expense, which increased by $8.4 million;

•	the addition of Balmat operating costs estimated at $7.8 million;

•	higher exploration expense, which increased by $2.9 million; and

•	lower profit sharing expenses, which decreased operating expenses by $4.9 million.

For all of 2007 net earnings were $227.1 million or $1.79 per share ($564.0 million or $5.32 per share). The lower net earnings are primarily attributable to:

•	higher tax expense, which increased by $259.9 million largely due to future tax expense recognized as the Company draws down its future tax asset;

•	a negative effect from the appreciating Canadian dollar, estimated at $77.5 million;

•	the addition of Balmat operating costs estimated at $35.9 million and increased mining and processing costs at other operations of $19.4 million;

•	higher depreciation and amortization expense, which increased by $29.8 million;

•	higher exploration expense, which increased by $20.8 million; and

•	asset impairment charges of $20.2 million.

[6]	Production includes Balmat payable metal in concentrate shipped, including pre-commercial production in 2006.
[7]	2006 excludes inventory changes prior to the contractual change with Considar Metal Marketing Inc.
[8]	Zinc sales include sales to Zochem and the Balmat payable metal in concentrate shipped (including to HBMS).

Partly offsetting these negative impacts were higher revenues from increased year over year sales volumes and metal prices.

Revenue

Total revenue for Q4 2007 was $242.6 million ($313.1 million). Lower revenues in the fourth quarter of 2007 reflect: a lower average realized zinc price of $1.29 US$/lb in Q4 2007 compared with $1.93 US$/lb in Q4 2006; the impact from the appreciation in the Canadian dollar versus the US dollar estimated at negative $41.8 million; and lower copper, gold and silver sales volumes. During the fourth quarter of 2007, finished metal inventories of zinc decreased by 2,800 tonnes and copper inventory increased by 3,500 tonnes. These negative impacts on revenue were partly offset by higher zinc sales volumes and higher realized US dollar prices for copper, gold and silver.

Total revenue for 2007 was $1,269.8 million ($1,129.0 million). Revenues were higher in 2007 due to higher sales volumes for all metals produced by HudBay, together with higher average US$ realized prices for each of the metals HudBay produces. These increases were partly offset by the impact from the appreciation of the Canadian dollar versus the US dollar estimated at negative $63.7 million.

Realized Metal Prices1 and Exchange Rate

		Q4 2007 Average Prices [2]	HudBay Realized Prices[1] Three Months Ended		2007 Average Prices[2]	HudBay Realized Prices[1] Year Ended
			Dec 31 2007	Dec 31 2006		Dec 31 2007	Dec 31 2006
Prices in US$
Zinc	US$/lb.	1.19	1.29	1.93	1.47	1.56	1.53
Copper	US$/lb.	3.26	3.23	3.16	3.23	3.27	3.15
Gold	US$/troy oz.	788	758	603	697	682	603
Silver	US$/troy oz.	14.22	13.84	11.59	13.39	13.39	11.13
Prices in C$
Zinc	C$/lb.	1.16	1.26	2.20	1.58	1.68	1.73
Copper	C$/lb.	3.17	3.12	3.60	3.47	3.51	3.58
Gold	C$/troy oz.	766	739	687	749	733	684
Silver	C$/troy oz.	13.82	13.53	13.21	14.41	14.42	12.62

C$/US$ exchange rate		0.97	0.97	1.14	1.08	1.08	1.13

[1]	Realized prices are before refining and treatment charges and only on the sale of finished metal.
[2]	London Metals Exchange (“LME”) average for zinc, copper and gold prices, London Spot US equivalent for silver prices. Hudbay’s copper sales contracts are primarily based on Comex copper prices.

Expenses

Operating expenses — for Q4 2007 were $160.1 million ($163.7 million) representing a decrease of approximately 2% compared with Q4 2006. The Q4 2007 operating expenses include higher production at the Balmat operation and higher year over year costs associated with net profits interest agreement, reclamation initiatives and consumable and contractor costs. These increases were more than offset by the effect of the appreciation of the Canadian dollar versus the US dollar, which favourably affected US dollar denominated operating costs, and as well by lower year over year profit sharing expense.

Operating expenses for 2007 were $730.7 million ($598.1 million). Higher operating expenses in 2007 are primarily attributable to significant increases in sales volumes and higher costs of production. Sales of zinc metal were 16.0% higher and sales of copper metal were 10.0% higher. Increased costs of production are from higher volumes for purchased copper and zinc concentrates, commercial production at Balmat and generally higher costs for mining and processing operations. Costs associated with net profits interest agreements and reclamation initiatives were also higher in 2007 compared with 2006. Partly offsetting these increases was the effect of the appreciation of the Canadian dollar versus the US dollar, which favourably affected HudBay’s US dollar denominated operating costs, as well as lower year over year profit sharing expense.

HudBay’s Q4 2007 cash cost per pound of zinc sold, net of by-product credits, was US$0.17 (negative US$0.21) and for 2007 was negative US$0.16 (negative US$0.43). A reconciliation of this non-GAAP measure is provided in the Company’s 2007 MD&A.

Depreciation and amortization — in Q4 2007 was $25.6 million and $94.7 million for all of 2007 ($17.2 million and $64.9 million). The year over year increases reflect the addition of the Balmat operation, which reached commercial production on January 1, 2007, increases in the Trout Lake mine amortization rate, higher production tonnage at the 777 mine, and higher smelter depreciation.

Foreign exchange losses — The Canadian dollar value of the Company’s US dollar denominated operating accounts, which include certain cash, accounts receivable, accounts payable and derivatives, declined during the fourth quarter due to appreciation of the Canadian dollar relative to the US dollar. For the fourth quarter ended December 31, 2007, movement in foreign exchange rates resulted in a loss of $2.6 million. ($12.9 million gain). For 2007, the appreciation of the Canadian dollar resulted in a foreign exchange loss of $22.6 million ($11.1 million gain).

Exploration Expense

Total exploration expenditures for 2007 including both expense and capital totaled $41.3 million, up significantly from 2006 as HudBay continued to advance its aggressive exploration program in support of new discoveries and mine extensions. Exploration expense in Q4 2007 was $6.2 million ($3.3 million). For all of 2007, exploration expense was $33.1 million ($12.3 million). Through these expenditures, the Company successfully expanded its in-mine reserves and resources, discovered the Lalor Lake potential zinc deposit and completed additional exploration work in support of ongoing exploration in future years.

Asset Impairment Losses

HudBay’s Balmat operation achieved commercial production on January 1, 2007 and during the year produced 22,068 tonnes of zinc metal in concentrate. Balmat’s performance in 2007 did not meet HudBay’s feasibility study expectations. As such, and in accordance with accounting policies, the Company completed an asset impairment test, resulting in a Q4 2007 non-cash charge to reduce the carrying value of the Balmat assets by $15.1 million. The Company is currently in the process of optimizing the Balmat operation. An impairment loss of $5.1 million was also recognized associated with investments in listed shares.

Tax Expense

Tax expense for all of 2007 was $138.3 million compared with a net tax benefit of $121.5 million in 2006. The 2007 tax expense is comprised of $104.5 million of income tax expense ($122.3 million benefit) and $33.8 million of mining tax expense ($0.8 million). Importantly, the income tax portion for 2007 was largely a non-cash expense due to the draw-down of the Company’s tax asset, which was recognized primarily in 2006.

CORPORATE HIGHLIGHTS

HudBay Continues to Advance Growth Strategy

2008 Exploration Budget set at $42.8 Million – In 2008, for the second year in a row, HudBay is advancing one of the most aggressive exploration programs in Canada with a budget of $43 million. The program follows HudBay’s 2007 $41.3 million exploration program that discovered the Lalor Lake deposit. Exploration objectives for 2008 include seeking to identify new deposits, increase the Company’s in-mine reserves and resources and, advance the Lalor Lake deposit.

Updated Reserves and Resources Announced – On February 12, 2008, HudBay announced its January 1, 2008 reserves and resources. The Company’s updated in-mine reserves and resources, which included 21.4 million tonnes of reserves and 3.5 million tonnes of resources, largely replaced the ore mined by the Company through 2007. In addition, HudBay’s predevelopment properties include 7.5 million tonnes of indicated resources and 31.5 million tonnes of inferred resources.

Positive Results at Lalor Lake – On March 3, 2008 HudBay announced additional results from its diamond drill program at the Lalor Lake mineral property in the Flin Flon Greenstone Belt. As previously announced, Lalor Lake indicates a conceptual estimate of a potential of 18 to 20 million tonnes at 7.7% to 8.8% zinc9. The assays announced on March 3, 2008 indicate the potential for significant precious metals in the deposit. In addition, certain of the drill hole results have some higher grades of copper. HudBay plans to continue drilling at Lalor Lake with five rigs to define the extent and to improve confidence in the interpretation to produce a National Instrument 43-101 (NI 43-101) compliant resource estimate, which is expected to be completed near the end of the first half of 2008.

[9]	The estimate of potential tonnes and grade of the Lalor Lake potential mineral deposit are conceptual in nature. There has been insufficient exploration to define a mineral resource and it is uncertain if further exploration will result in the Lalor Lake deposit being delineated as a mineral resource. Further details are available in HudBay’s news release dated October 23, 2007.

Solid Production Outlook for 2008

In 2007, HudBay delivered increased total metal production with growth in zinc, copper, silver and gold. For 2008 the Company expects growth in zinc metal production, with gold and silver production forecast to be similar to 2007. Copper metal production from HudBay’s own mines is also expected to be similar to 2007 levels, with somewhat lower copper metal production from purchased copper concentrates.

Normal Course Issuer Bid Launched

In December 2007, HudBay launched a normal course issuer bid through the facilities of the Toronto Stock Exchange (the “TSX”) to purchase, through December 16, 2008, up to 9,946,093 of its common shares, representing approximately 9.5% of its public float as of December 11, 2007. HudBay believes the share buy back program reflects an effective means to return a portion of the Company’s cash to shareholders and that the purchase of common shares will contribute to enhancing shareholder value. A total of 941,300 shares were purchased to January 14, 2008 for approximately $17.2 million.

HudBay Celebrates 80 Years of Mining Success

On January 21, 2008, HudBay marked 80 years of success in Manitoba by announcing a $1 million contribution to the Canadian Museum for Human Rights. The contribution was made in recognition of the Company’s employees – past and present – who have been vital to HudBay’s success. The Museum is poised to be Canada’s first federal museum devoted to human rights, and the first national museum outside the national capital area. Located in Winnipeg, it is envisioned to be the largest human rights centre in the world, with a special focus on equipping and educating young people to become human rights leaders and advocates.

Health, Safety, Environment and Product Quality

HudBay’s operations, including contractors, recorded a Lost Time Accident (LTA) frequency rate, per 200,000 hours worked, of 1.4 for Q4 2007, compared to 0.8 from the same quarter in 2006. The full year 2007 LTA frequency rate was unchanged from 2006 at 1.0. All operations now have management systems certified to both OHSAS 18001 for occupational health and safety and ISO 14001 for the environment. The White Pine Copper Refinery received certification on schedule in October of 2007. In addition, the production and supply of HBMS’ final products are registered to the ISO 9001 quality standard. There were no significant environmental non-compliances during the year.

For further information, please see attached hereto selected financial information for the periods ended December 31, 2007 and 2006. Please also see Hudbay’s consolidated financial statements together with Management’s Discussion and Analysis of Operations and Financial Condition for the year ended December 31, 2007. A copy of Hudbay’s consolidated financial statements for the years ended December 31, 2007 and December 31, 2006 as well as its MD&A for the year ended December 31, 2007 are available under the profile of HudBay on SEDAR at www.sedar.com and on the HudBay website at www.hudbayminerals.com.

About HudBay Minerals Inc.

HudBay Minerals Inc. is an integrated mining company operating mines, concentrators and a metal production facility in northern Manitoba and Saskatchewan. HudBay also owns a zinc oxide production facility in Ontario, the White Pine Copper Refinery in Michigan and the Balmat zinc mine operations in New York State. HudBay is a member of the S&P/TSX Composite Index and the S&P/TSX Global Mining Index.

Forward-Looking Information

This news release contains “forward-looking information”, within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to, information with respect to Hudbay’s future production, Balmat operations, the share buyback program and its possible impact on shareholder value, exploration program and planned expenditures, possible results with respect to Lalor Lake as well as Hudbay’s future prospects. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “seeks”, “expects”, “budget” or variations of such words or state that certain actions, events or results “may”, “could”, “will”, “will be”, “would be” or “is expected to be”. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of HudBay to be materially different from those expressed or implied by such forward-looking information, including risks associated with the mining industry such as economic factors, government regulation and approvals, environmental risks, actual results of exploration activities, future commodity prices, capital expenditures, possible variations in ore reserves, resources, grade or recovery rates, requirements for additional capital, factors affecting stock market performance, changes in project parameters as plans continue to be refined, conclusions of economic evaluations as well as those factors discussed in the section entitled “Risk Factors” in HudBay’s Annual Information Form for the year ended December 31, 2007, available on www.sedar.com. Although HudBay has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. HudBay does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

(HBM-F)

To view the Management’s Discussion and Analysis, please click the following link:

http://media3.marketwire.com/docs/hbmmdaQ407.pdf

To view the Financial Statements, please click the following link:

http://media3.marketwire.com/docs/hbmifsQ407.pdf

For further information:

Brad Woods

Director Investor Relations

Tel: (204) 949-4272

brad.woods@hbms.ca

www.hudbayminerals.com

HudBay Minerals Inc.

Consolidated Statements of Earnings

Unaudited

(In thousands of Canadian dollars, except share and per share amounts)

	Three months ended December 31		Year ended December 31
	2007	2006	2007	2006
Revenue	$242,596	$313,110	$1,269,841	$1,129,003

Expenses:
Operating	160,079	163,691	730,748	598,053
Depreciation and amortization	25,610	17,185	94,697	64,928
General and administrative	5,041	7,153	18,188	19,756
Stock-based compensation	1,969	906	11,979	6,201
Accretion of asset retirement obligations	915	737	3,282	2,692
Foreign exchange loss	2,578	(12,935)	22,578	(11,127)

	196,192	176,737	881,472	680,503

Operating earnings	46,404	136,373	388,369	448,500

Exploration	(6,223)	(3,345)	(33,067)	(12,311)
Interest and other income	8,867	8,413	35,238	17,450
Gain (loss) on derivative instruments	3,120	4,269	(3,515)	22,558
Interest expense	(274)	(1,259)	(1,378)	(10,971)
Asset impairment losses	(20,172)	—	(20,172)	—
Other	—	(9,815)	(19)	(22,775)

Earnings before tax	31,722	134,636	365,456	442,451

Tax expense (benefit)	3,263	(31,152)	138,317	(121,540)

Net earnings for the period	$28,459	$165,788	$227,139	$563,991

Earnings per share:
Basic	$0.22	$1.32	$1.79	$5.32
Diluted	$0.22	$1.29	$1.77	$4.69

Weighted average number of common shares outstanding
Basic	127,310,761	125,243,369	126,847,106	105,979,721
Diluted	128,627,914	128,054,512	128,507,554	120,334,201

HUDBAY MINERALS INC.

Consolidated Balance Sheets

(In thousands of Canadian dollars)

Unaudited

Years ended December 31, 2007 and 2006

	2007	2006
Assets:

Current assets:
Cash and cash equivalents	$757,574	$385,864
Accounts receivable	71,511	132,275
Inventories	183,739	163,842
Prepaid expenses	7,646	7,288
Current portion of fair value of derivatives	7,635	2,579
Future income and mining tax assets	43,809	154,063

	1,071,914	845,911
Property, plant and equipment	450,334	444,044
Other assets	29,379	28,560

	$1,551,627	$1,318,515

Liabilities and Shareholders’ Equity:

Current liabilities:
Accounts payable and accrued liabilities	$142,994	$139,922
Taxes payable	6,409	30,217
Current portion of other liabilities	41,605	28,087

	191,008	198,226
Long-term debt	3,208	10,214
Pension obligations	38,846	41,675
Other employee future benefits	70,153	65,083
Asset retirement obligations	35,046	33,548
Obligations under capital leases	1,611	4,979
Future income tax liabilities	718	582
Fair value of derivatives	19,804	—

	$360,394	$354,307

Shareholders’ equity:
Share capital:
Common shares	311,143	308,441
Warrants	1	3
Contributed surplus	16,633	13,098
Cumulative translation adjustment	—	(57)
Retained earnings	868,857	642,723
Accumulated other comprehensive income (loss)	(5,401)	—

	1,191,233	964,208

	$1,551,627	$1,318,515

HudBay Minerals Inc.

Consolidated Statements of Cash Flows

Unaudited

(In thousands of Canadian dollars)

	Three months ended December 31		Year ended December 31
	2007	2006	2007	2006
Cash provided by (used in):

Operating activities:
Net earnings for the period	$28,459	$165,788	$227,139	$563,991
Items not affecting cash:
Depreciation and amortization	25,610	17,185	94,697	64,928
Stock-based compensation	1,969	906	11,979	6,201
Accretion expense on asset retirement obligations	915	737	3,282	2,692
Foreign exchange (gain) loss	(6,906)	(6,460)	1,528	(5,393)
Change in fair value of derivatives	13,155	4,789	16,643	3,114
Asset impairment losses	20,172	—	20,172	—
Future tax expense (benefit)	(275)	(41,561)	106,140	(151,588)
Other	710	7,124	(3,690)	6,852

	83,809	148,508	477,890	490,797
Change in non-cash working capital	9,156	(4,083)	20,283	(66,871)

	92,965	144,425	498,173	423,926

Financing activities:
Repayment of senior secured notes	—	(48,496)	—	(173,142)
Repayment of loans payable	—	—	(4,000)	(4,000)
Repayment of obligations under capital leases	(1,042)	(976)	(4,030)	(3,825)
Repurchase of common shares	(6,184)	—	(6,184)	—
Issuance of common shares, net of cost	(10)	133	(10)	16,771
Proceeds on exercise of warrants	—	1,640	10	111,368
Proceeds on exercise of stock options	331	3,481	7,690	8,306

	(6,905)	(44,218)	(6,524)	(44,522)

Investing activities:
Additions to property, plant and equipment	(37,856)	(26,367)	(116,938)	(119,250)
Purchase of investments	(488)	(6,823)	(888)	(6,823)
Additions to environmental deposits	—	(46)	—	16
Sale of ScoZinc	—	—	—	7,412
Acquisition of White Pine Copper Refinery, Inc., net of cash acquired	—	—	—	(17,041)

	(38,344)	(33,236)	(117,826)	(135,686)

Effect of exchange rate changes on cash and cash equivalents	6,975	7,882	(2,113)	486

Change in cash and cash equivalents	54,691	74,853	371,710	244,204
Cash and cash equivalents, beginning of period	702,883	311,011	385,864	141,660

Cash and cash equivalents, end of period	$757,574	$385,864	$757,574	$385,864

HudBay Minerals Inc.

Consolidated Statements of Retained Earnings

Unaudited

(In thousands of Canadian dollars)

	Three months ended December 31		Year ended December 31
	2007	2006	2007	2006
Retained earnings, beginning of period	$840,398	$476,935	$642,723	$78,732
Net earnings for the period	28,459	165,788	227,139	563,991
Transition adjustment—financial instruments	—	—	(1,005)	—

Retained earnings, end of period	$868,857	$642,723	$868,857	$642,723

Consolidated Statements of Comprehensive Income

Unaudited

(In thousands of Canadian dollars)

	Three months ended December 31		Year ended December 31
	2007	2006	2007	2006
Net earnings for the period	$28,459	$165,788	$227,139	$563,991
Other comprehensive income (loss), net of tax	17,313	—	(5,812)	—

Comprehensive income, end of period	$45,772	$165,788	$221,327	$563,991